For immediate release
LION ELECTRIC ANNOUNCES THIRD QUARTER 2021 RESULTS
MONTREAL, QUEBEC - November 10, 2021 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the third quarter of fiscal year 2021, which ended on September 30, 2021. Lion reports its results in U.S. dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q3 2021 FINANCIAL HIGHLIGHTS
•Delivery of 40 vehicles, an increase of 30 vehicles, as compared to the 10 delivered in the same period last year.
•Revenue of $11.9 million, up $9.3 million, as compared to $2.6 million in Q3 2020.
•Gross profit of negative $1.2 million, down $0.7 million, as compared to negative $0.5 million in Q3 2020.
•Administrative expenses of $10.0 million, which include $4.5 million of non-cash share-based compensation expense, were down $16.7 million as compared to $26.7 million in Q3 2020.
•Selling expenses of $5.2 million, which include $1.5 million of non-cash share-based compensation expense, were down $3.9 million, as compared to $9.1 million in Q3 2020.
•Net earnings of $123.0 million in Q3 2021 as compared to a net loss of $38.6 million in Q3 2020. The net earnings for Q3 2021 includes a $138.4 million gain related to non-cash decrease in the fair value of share warrant obligations and $6.0 million related to non-cash share-based compensation.
•Adjusted EBITDA1 of negative $8.8 million, as compared to negative $2.8 million in Q3 2020, after adjusting for certain non-cash and non-recurring items such as change in fair value of share warrant obligations, share-based compensation, and other non-recurring expenses.
•Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $9.5 million, up $5.1 million, as compared to $4.4 million in Q3 2020.
•As of September 30, 2021, Lion had $317.8 million in cash, and access to a committed revolving credit facility in the maximum principal amount of $100 million, as well as support by the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with its battery manufacturing plant and innovation center projects.
BUSINESS UPDATES
•More than 450 vehicles on the road, with over 8 million miles driven.
•Vehicle order book1 of 2,024 all-electric medium- and heavy-duty urban vehicles as of November 10, 2021, consisting of 261 trucks and 1,763 buses, representing a combined total order value of approximately $500 million. This includes 1,000 school buses related to the conditional purchase order from Student Transportation of Canada, a subsidiary of Student Transportation of America, for which a funding application has been submitted under Infrastructure Canada's Zero Emission Transit Fund program.
1 See “Non-IFRS Measures and Other Performance Metrics” section of this press release

•LionEnergy order book1 of 187 charging stations and related services as of November 10, 2021, representing a combined total order value of approximately $2.5 million.
•7 Experience Centers in operation in the United States and Canada, and 7 additional ones expected to be open by the end of the year.
•Approximately 90% completion in the construction of the shell building of the 900,000 square-foot Joliet, Illinois manufacturing facility, with Lion expected to take possession by the end of the year.
•Construction advancing as planned at the Mirabel battery plant/innovation center.
•As of November 10, 2021, Lion had approximately 950 employees, of which approximately 270 were in its Engineering and R&D departments.
“Although global supply chain challenges have impacted our ability to manufacture and deliver complete vehicles in Q3, we continued to see strong momentum in the shift to electrification of medium and heavy-duty transports, as evidenced by dialogue with potential customers translating into tangible engagement on multi-year, large scale fleet electrification,” commented Marc Bedard, CEO – Founder of Lion. “While we expect global supply chain headwinds affecting many sectors to persist in 2022, we are taking tangible actions to mitigate the impact this will have on our production and performance. These tangible actions include increasing supplier redundancy, selectively sourcing raw materials on behalf of our component suppliers, increasing in-house fabrication of certain parts, and re-designing certain sub-assemblies. Looking forward, we remain focused on maintaining our first mover advantage and continuing to advance our flagship projects that are the foundations of our long-term growth. That is the best way for us to deliver long-term value for our customers and our shareholders,” concluded Marc Bedard.
SELECT EXPLANATIONS ON RESULTS OF OPERATIONS
Revenue
For the three months ended September 30, 2021, revenues amounted to $11.9 million, an increase of $9.3 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 30 units, from 10 units (all school buses; 7 vehicles in Canada and 3 vehicles in the U.S.) for the three months ended September 30, 2020 to 40 units (28 school buses and 12 trucks; 28 vehicles in Canada and 12 vehicles in the U.S.) for the three months ended September 30, 2021. Revenues for the three months ended September 30, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels.
For the nine months ended September 30, 2021, revenues amounted to $34.8 million, an increase of $24.9 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 91 units, from 34 units (all school buses; 19 vehicles in Canada and 15 vehicles in the U.S.) for the nine months ended September 30, 2020, to 125 units (94 school buses and 31 trucks; 91 vehicles in Canada and 34 vehicles in the U.S.) for the nine months ended September 30, 2021.

Cost of Sales
For the three and nine months ended September 30, 2021, cost of sales amounted to $13.2 million and $37.0 million, respectively. This represents an increase of $10.0 million and $26.5 million, respectively, compared to the corresponding periods in the prior year. The increase compared to the corresponding prior periods was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.
Gross Profit
For the three months ended September 30, 2021, gross profit decreased by $0.7 million, from negative $0.5 million for the three months ended September 30, 2020, to negative $1.2 million for the three months ended September 30, 2021. For the nine months ended September 30, 2021, gross profit decreased by $1.6 million (to negative $2.1 million), compared to the corresponding period in the prior year. The decrease for both periods is primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.
Administrative Expenses
For the three months ended September 30, 2021, administrative expenses decreased by $16.7 million, from $26.7 million for the three months ended September 30, 2020, to $10.0 million for the three months ended September 30, 2021. The decrease was primarily due a significant decrease in non-cash share-based compensation of $20.8 million, partially offset by an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.
For the nine months ended September 30, 2021, administrative expenses increased by $37.6 million, from $28.6 million for the nine months ended September 30, 2020, to $66.2 million for the nine months ended September 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $26.6 million, as well as an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.

Selling Expenses
For the three months ended September 30, 2021, selling expenses decreased by $3.9 million, from $9.1 million for the three months ended September 30, 2020, to $5.2 million for the three months ended September 30, 2021. The decrease was primarily due a decrease in non-cash share-based compensation of $6.0 million, partially offset by the impact of Lion expanding its sales force, and to an increase in expenses associated with Experience Centers.
For the nine months ended September 30, 2021, selling expenses increased by $11.4 million, from $11.6 million for the three months ended September 30, 2020, to $22.9 million for the nine months ended September 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $6.0 million as well as to Lion expanding its sales force, and an increase in expenses associated with Experience Centers.
Transaction costs
Transaction costs of $13.7 million nine months ended September 30, 2021 were related to the completion of the Company's business combination and plan of reorganization with Northern Genesis Acquisition Corp. (the "Business Combination") and were mainly composed of legal, banking, and other professional fees.
Finance Costs
For the three months ended September 30, 2021, finance costs decreased by $1.6 million compared to the corresponding period in the prior year as a result of a significantly lower amount of average debt outstanding during the period as a result of certain debt repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination.
For the nine months ended September 30, 2021 finance costs increased by $1.5 million, compared to the corresponding period in the prior year. The increase was driven primarily by an increase in borrowing costs due to an increase in the amount of average debt outstanding and an increase in interest expense on convertible debt instruments, partially offset by lower accretion expense on retractable common shares. These costs were incurred up until the respective repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination.
Foreign Exchange (Gain) Loss
Foreign exchange gains and losses for all periods presented relate primarily to the revaluation of net monetary assets denominated in foreign currencies. Foreign exchange gains for the three and nine months ended September 30, 2021, increased by $2.1 million and $1.0 million respectively, compared to the corresponding periods in the prior year, largely as a result of a weakening of the Canadian dollar relative to the U.S. dollar during such periods of 2021, as compared to the comparative periods of 2020.
Change in Fair Value of Share Warrant Obligations
Gains on change in fair value of share warrant obligations increased from $0.4 million for the three months ended September 30, 2020, to gains of $138.4 million and $39.2 million, respectively, for the three and nine months ended September 30, 2021. The significant gains for the three and nine months ended September 30, 2021, were related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)

The net earnings for the three months ended September 30, 2021 as compared to the net loss for the corresponding prior period were largely due to the decrease in the fair value of share warrant obligations, and lower share-based compensation (included in administrative and selling expenses).

The higher net loss for the nine months ended September 30, 2021 as compared to the corresponding prior period was largely due to higher administrative and selling expenses (including share-based compensation) and transaction costs, partially offset by the decrease in the fair value of share warrant obligations.

CONFERENCE CALL
A conference call and webcast will be held on November 11, 2021, at 8:30 a.m. (Eastern Time) to discuss the results.
To participate in the conference call, dial (236) 714-3941 or (833) 329-1697 (toll free). An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with our 2021 third quarter financial report, including the unaudited interim consolidated financial statements of the Company as at and for the quarter ended September 30, 2021 and related management's discussion and analysis ("MD&A"), which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on our website at www.thelionelectric.com.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Revenue	11,925,381	2,612,522	34,839,798	9,918,436
Cost of sales	13,152,702	3,144,848	36,974,147	10,458,064
Gross profit	(1,227,321)	(532,326)	(2,134,349)	(539,628)

Administrative expenses	9,969,149	26,689,652	66,241,280	28,595,968
Selling expenses	5,208,478	9,103,547	22,930,325	11,569,397
Transaction costs	—	—	13,654,851	—
Operating loss	(16,404,948)	(36,325,525)	(104,960,805)	(40,704,993)

Finance costs	229,494	1,838,594	7,138,518	5,603,117
Foreign exchange (gain) loss	(1,223,617)	868,016	(1,299,708)	(283,061)
Change in fair value of share warrant obligations	(138,423,798)	(444,061)	(39,208,584)	(444,061)
Net earnings (loss) for the period	123,012,973	(38,588,074)	(71,591,031)	(45,580,988)
Other comprehensive earnings (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	1,033,693	(601,838)	(3,412,890)	(754,977)
Comprehensive earnings (loss) for the period	124,046,666	(39,189,912)	(75,003,921)	(46,335,965)

Earnings (loss) per share
Basic earnings (loss) per share	0.65	(0.35)	(0.47)	(0.41)
Diluted earnings (loss) per share	0.60	(0.35)	(0.47)	(0.41)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2021 and December 31, 2020
(Unaudited, in US dollars)

	September 30, 2021	December 31, 2020
	$	$
ASSETS
Current
Cash	317,846,724	—
Inventories	89,801,661	38,073,303
Accounts receivable	29,797,304	18,505,072
Prepaid expenses	6,415,737	1,078,148
Current assets	443,861,426	57,656,523
Non-current
Property, plant and equipment	13,594,841	5,446,807
Right-of-use assets	10,480,072	7,498,724
Intangible assets	68,985,267	42,090,843
Contract asset	14,043,628	14,327,709
Non-current assets	107,103,808	69,364,083
Total assets	550,965,234	127,020,606

LIABILITIES
Current
Bank indebtedness and other indebtedness	10,512,351	28,733,983
Trade and other payables	41,547,007	12,404,614
Current portion of share-based compensation liability	—	35,573,558
Current portion of long-term debt	2,699,301	26,699,276
Current portion of lease liabilities	2,372,034	1,814,635
Current liabilities	57,130,693	105,226,066
Non-current
Share-based compensation liability	—	35,126,025
Long-term debt	67,441	118,539
Convertible debt instruments	—	18,866,890
Lease liabilities	8,485,890	5,904,473
Share warrant obligations	152,461,774	31,549,033
Common shares, retractable	—	25,855,509
Non-current liabilities	161,015,105	117,420,469
Total liabilities	218,145,798	222,646,535
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	411,691,748	32,562,541
Conversion options on convertible debt instruments, net of tax	—	1,472,520
Contributed surplus	125,792,599	—
Deficit	(198,021,437)	(126,430,406)
Cumulative translation adjustment	(6,643,474)	(3,230,584)
Total shareholders' equity (deficiency)	332,819,436	(95,625,929)
Total shareholders' equity (deficiency) and liabilities	550,965,234	127,020,606

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US Dollars)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period	123,012,973	(38,588,074)	(71,591,031)	(45,580,988)
Non-cash items:
Amortization – property, plant and equipment	413,580	190,643	1,087,848	444,325
Amortization – right-of-use assets	705,811	370,850	1,794,912	1,060,659
Amortization – intangible assets	249,414	148,955	733,803	243,930
Amortization – contract asset	—	—	284,625	—
Stock-based compensation	5,996,191	32,851,926	66,001,039	33,388,010
Accretion expense on common shares, retractable	—	1,049,097	2,031,863	3,427,772
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	(58,723)	39,611	228,121	449,308
Accretion expense on convertible debt instruments	—	249,816	2,503,097	351,597
Change in fair value of share warrant obligations	(138,423,798)	(444,061)	(39,208,584)	(444,061)
Unrealized foreign exchange loss (gain)	201,818	(399,246)	(232,551)	(216,260)
Net change in non-cash working capital items	(22,842,689)	(2,359,868)	(45,095,632)	(8,415,458)
Cash flows used in operating activities	(30,745,423)	(6,890,351)	(81,462,490)	(15,291,166)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(4,991,385)	(687,389)	(9,388,107)	(1,984,970)
Acquisition of intangible assets	(9,480,960)	(4,415,914)	(26,647,917)	(9,693,729)
Government assistance related to intangible assets	169,239	(916,260)	1,946,554	306,727
Cash flows used in investing activities	(14,303,106)	(6,019,563)	(34,089,470)	(11,371,972)
FINANCING ACTIVITIES
Net change in credit facilities	—	(9,659,001)	(16,262,610)	(4,535,153)
Loans on research and development tax credits receivable and subsidies receivable	—	9,608,300	—	9,608,300
Repayment of loans on research and development tax credits and subsidies receivable	—	(2,629,718)	(2,745,712)	(2,629,718)
Increase in long-term debt	—	753,050	15,775,473	7,589,944
Repayment of long-term debt	(75,138)	—	(41,480,736)	(990,240)
Repayment of convertible debt instruments	—	—	(23,903,068)	—
Payment of lease liabilities	(629,978)	(422,884)	(1,659,950)	(947,368)
Proceeds from issuance of convertible debt instruments, net of issuance costs	—	14,758,461	—	18,429,760
Proceeds from issuance of shares through private placement, net of issuance costs	—	—	197,651,681	—
Proceeds from the issuance of shares through exercise of stock options	670,205	—	724,599	—
Proceeds from issuance of shares through business combination transaction	—	—	308,232,870	—
Cash flows from (used in) financing activities	(34,911)	12,408,208	436,332,547	26,525,525
Effect of exchange rate changes on cash held in foreign currency	(1,374,045)	203,080	(2,842,787)	2,437
Net increase (decrease) in cash	(46,457,485)	(298,626)	317,937,800	(135,176)
Cash (bank overdraft), beginning of period	364,304,209	(4,658)	(91,076)	(168,108)
Cash (bank overdraft), end of period	317,846,724	(303,284)	317,846,724	(303,284)
Other information on cash flows related to operating activities:
Income taxes paid	—	—	—	—
Interest paid	242,176	1,234,101	4,243,019	2,025,049
Interest paid under lease liabilities	114,618	54,524	304,223	185,476

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to certain non-IFRS measures, including Adjusted EBITDA, and other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.
This press release also makes reference to the Company’s order book with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. For example, the announced conditional purchase order from Student Transportation of Canada, a subsidiary of STA (as defined below), for 1,000 all-electric LionC school buses, which would represent the Company’s largest single purchase order to date, is dependent upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), in respect of which the formal application filed by STC constitutes the first application made by a customer of Lion under the ZETF program. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 entitled “Caution Regarding Forward-Looking Statements” and section 10.0 entitled “Order Book” of the Company’s MD&A.

Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should review the reconciliation of net earnings (loss) to Adjusted EBITDA presented by the Company in the table below and under the section entitled “Reconciliation of Adjusted EBITDA” of section 13.0 of the Company’s MD&A, and not rely on any single financial measure to evaluate Lion’s business.

RECONCILIATION OF ADJUSTED EBITDA
The following table reconciles net loss to Adjusted EBITDA for the three and nine months ended September 30, 2021, and 2020:

	Unaudited - three months ended September 30,		Unaudited - nine months ended September 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)

Revenue	$11,925	$2,613	$34,840	$9,918

Net earnings (loss)	$123,013	($38,588)	($71,591)	($45,581)
Finance costs	229	1,839	7,139	5,603
Depreciation and amortization	1,369	710	3,617	1,749
Share-based compensation(1)	5,996	32,852	66,001	33,388
Change in fair value of share warrant obligations(2)	(138,424)	(444)	(39,209)	(444)
Foreign exchange (gain) loss(3)	(1,224)	868	(1,300)	(283)
Transaction and other non-recurring expenses(4)	283	–	15,199	21
Income tax expense	–	–	–	–
Adjusted EBITDA	($8,757)	($2,763)	($20,144)	($5,547)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 10 to the unaudited condensed interim consolidated financial statements as at and for three and nine months ended September 30, 2021, and 2020.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 9 to the unaudited condensed interim consolidated financial statements as at and for three and nine months ended September 30, 2021, and 2020.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)Represents non-recurring transaction costs related to the Business Combination which was completed on May 6, 2021, as described in note 5 to the unaudited condensed interim consolidated financial statements as at and for three and nine months ended September 30, 2021 and 2020, and professional fees related to the acquisition of dealership rights and other professional fees, including as it relates to financing transactions, recruiting of senior management and other non-recurring items included in administrative expenses in the unaudited condensed interim consolidated statement of loss for the three and nine months ended September 30, 2021.
Adjusted EBITDA for the three and nine months ended September 30, 2021 includes an expense of $0.7 million and $1.6 million, respectively, relating to the procurement of D&O insurance on terms reflecting the public company status of Lion, which is materially higher than the expense incurred in prior periods when the company was a private company.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following: any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries; any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; the reliance on key management and any inability to attract and/or retain key personnel; the inability to execute the Company's growth strategy; any unfavorable fluctuations and volatility in the price of raw materials included in key components used to manufacture Lion’s products; the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; any inability to maintain its competitive position; any inability to reduce its costs of supply over time; any inability to maintain and enhance the Company's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the outcome of any legal proceedings that may be instituted against the Company from time to time.
These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled “Risk Factors” in the Company’s non-offering prospectus dated May 5, 2021 (the “Canadian Prospectus”) filed with the Autorité des marchés financiers (the “AMF”) and the registration statement on Form F-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) and declared effective on June 14, 2021 and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
CONTACTS
MEDIA
Patrick Gervais
Vice President of Marketing and Communications
Patrick.Gervais@thelionelectric.com
514-992-1060
INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171